

Mail Stop 3233

July 28, 2016

<u>Via E-mail</u>
Daniel Shaeffer
Chief Executive Officer
Cottonwood Multifamily REIT II, Inc.
6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121

      Re: **Cottonwood Multifamily REIT II, Inc.**
              Draft Offering Statement on Form 1-A
              Submitted July 1, 2016
              CIK No. 0001677881

Dear Mr. Shaeffer:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

<u>General</u>

1.   We note that you have included disclosure indicating that you intend to acquire all of your assets through joint ventures, and that you may make mezzanine loans or make preferred equity investments to or in entities that have been formed for the purpose of acquiring multifamily apartment communities. We further note that you believe you will conduct your operations so that neither you, nor your operating partnership or the

subsidiaries of your operating partnership are required to register as investment companies under the Investment Company Act of 1940, as amended. Please note that we will refer your filing to the Division of Investment Management for further review.

2.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

Management Compensation, page 57

3.   We note that your sponsor will be responsible for paying organizational and offering expenses. Please revise the management compensation table to reflect these expenses. Please also revise to disclose the amount of organizational and offering expenses incurred and paid to date.

Legal Matters, page 117

4.   We note your disclosure that the validity of the shares being offered will be passed upon by DLA Piper LLP and that DLA Piper will also opine upon your qualification as a REIT for federal income tax purposes. We further note that you have filed legal and tax opinions as exhibits to his filing. Please revise your disclosure to reflect that DLA Piper has opined on these matters.

Exhibit 15.1 – Prior Performance Tables

Prior Performance Summary

5.   We note your disclosure that Cottonwood Multifamily REIT I has not yet begun operations. Please revise to disclose the amount of offering proceeds Cottonwood Multifamily REIT I has raised to date. Please also revise to disclose the percentage of the capital raised that has been identified for investment in that offering.

You may contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3207 with any questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities

cc: Darryl Steinhause
        DLA Piper LLP